Exhibit 99.7
AMENDED AND RESTATED SENIOR CONVERTIBLE NOTE
NEITHER THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF BELLUS HEALTH INC. (“THE COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT; (B) TO THE COMPANY, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS OR (D) WITHIN THE UNITED STATES (1) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (2) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS, AND THE HOLDER HAS PROVIDED THE COMPANY, PRIOR TO SUCH OFFER, SALE OR TRANSFER, WITH REASONABLE ASSURANCE THAT SUCH SECURITIES MAY BE SO OFFERED, SOLD OR TRANSFERRED IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR APPLICABLE STATE SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.
UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THESE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE SEPTEMBER 3, 2007.
ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 17(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.
BELLUS HEALTH INC.
(formerly known as Neurochem Inc.)
Senior Convertible Note

Original Issuance Date: May 2, 2007	Original Principal Amount: U.S. $500,000

          FOR VALUE RECEIVED, BELLUS Health Inc., a corporation (formerly known as Neurochem Inc.) organized under the Canada Business Corporations Act (the “Company”), hereby promises to pay to Iroquois Master Fund Ltd. or registered assigns (“Holder”) the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, the “Principal”) when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest (“Interest”) on any outstanding Principal at the applicable Interest Rate (as defined below), from the date set out above as the Original Issuance Date (the “Issuance Date”) until the same becomes due and payable, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case, in accordance with the terms hereof). This Senior Convertible Note (including all Senior Convertible Notes issued in exchange, transfer or replacement hereof, this “Note”) is one of an issue of Senior Convertible Notes issued pursuant to the Securities Purchase Agreement (as defined below) on the Closing Date (collectively, the “Notes” and such other Senior Convertible Notes, the “Other Notes”). Certain capitalized terms used herein are defined in Section 29.
          (1) MATURITY. On the Maturity Date, the Company shall pay to the Holder an amount in cash representing all outstanding Principal, accrued and unpaid Interest and accrued and unpaid Late Charges, if any, on such Principal and Interest. Other than as specifically permitted by this Note, the Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest, if any.
          (2) INTEREST; INTEREST RATE. Interest on the Principal of this Note shall commence accruing on the Issuance Date and shall be computed on the basis of a 360-day year comprised of twelve 30-day months and shall be payable semi-annually in arrears on the fifteenth of each May and November during the period beginning on the Issuance Date and ending on, and including, the Maturity Date (each, an “Interest Date”) with the first Interest Date being November 15, 2007. Interest shall be payable on each Interest Date in cash or, at the election of the Company, in Common Shares (as defined in Section 3 below), valued at a price per share equal to the arithmetic average of the Closing Sale Prices per Common Share during the twenty (20) Trading Days immediately preceding and including, the third (3rd) Trading Day) immediately preceding the date such interest is due. Prior to the payment of Interest on an Interest Date, Interest on this Note shall accrue at the Interest Rate. From and after the occurrence of an Event of Default, the Interest Rate shall be increased to fifteen percent (15%). In the event that such Event of Default is subsequently cured, the adjustment referred to in the preceding sentence shall cease to be effective as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of cure of such Event of Default.
          (3) CONVERSION OF NOTES. This Note shall be convertible into common shares of the capital of the Company, without par value (the “Common Shares”), on the terms and conditions set forth in this Section 3.

               (a) Conversion Right. Subject to the provisions of Section 3(d), at any time or times on or after April 16, 2010, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable Common Shares in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up to the nearest whole share.
               (b) Conversion Rate. The number of Common Shares issuable upon conversion of any Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (such number of shares, the “Conversion Rate”).
          (i) “Conversion Amount” means the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made.
          (ii) “Conversion Price” means (x) the Fixed Conversion Price or (y) during the period from, and including, October 15, 2012 to, and including, November 15, 2012, the Section 7(c) Fixed Conversion Price (if lower than the Fixed Conversion Price).
          (iii) “Fixed Conversion Price” means Cdn$0.975.
               (c) Mechanics of Conversion.
          (i) Optional Conversion. To convert any Conversion Amount into Common Shares on any date, the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York time, on such date (a “Conversion Date”), a copy of an executed notice of conversion in the form attached hereto as Exhibit I (the “Conversion Notice”) to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company’s transfer agent (the “Transfer Agent”). Upon receipt of a Conversion Notice, (A) if the Company has not elected to effect all conversions of this Note in Net Share Settlements (as defined below) on or prior to the applicable Share Settlement Election Determination Date (as defined below) or if the Company has delivered a Full Share Election Notice (as defined below) on or prior to the applicable Share Settlement Election Date, on or before the third (3rd) Trading Day following the date of receipt of a Conversion Notice (the “Share Delivery Date”), the Company shall (1) (x) provided that the Transfer Agent is participating in the Fast Automated Securities Transfer Program of the Depository Trust Company (“DTC”), credit such aggregate number of Common Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of Common Shares to which the Holder shall be entitled and (2) the Company shall pay to the Holder in cash an amount equal to the accrued and unpaid Interest up to and including the Conversion Date on the Conversion Amount (a “Full Share Settlement”) or (B) if the Company has elected to effect all conversions under this Note as Net Share Settlements (as defined below) by delivering a written notice by facsimile and overnight courier to all, but not less than all, of the holders of Notes (a “Net Share Election Notice” and such date of delivery to the Holder, the “Net Share Settlement Election Notice Delivery Date”) on or prior to the thirtieth calendar day prior to the Conversion Date (such date, the “Share Settlement Election Determination Date”) and the Company has not delivered a written notice to the Holder electing to effect all conversions under this Note as Full Share Settlements (a “Full Share Election Notice” and such date of delivery to the Holder, the “Full Share Settlement Election Notice Delivery Date”) on or prior to the Share Settlement Election Determination Date, on the Share Delivery Date the Company shall pay the Holder an amount of cash equal to, for each $1,000 in Principal Amount of this Note being converted, the sum of (x) the lesser of (I) the Conversion Value and (II) the Conversion Amount being converted pursuant to this Section 3(a) and (y) any accrued and unpaid Interest up to and including the Conversion Date on such Conversion Amount, and, to the extent the Conversion Value exceeds $1,000, a number of Common Shares (the “Residual Value Shares”) equal to the sum of the Daily Share Amounts for each Trading Day of the Conversion Reference Period (a “Net Share Settlement”). Notwithstanding anything herein to the contrary, the Company (i) may not deliver a Net Share Election Notice in respect of any conversion that is effective within five (5) years plus one (1) day of the Issuance Date, and (ii) may not effect Net Share Settlement in respect of the Note of a director, officer, consultant or employee of the Company or any Subsidiary. If this Note is physically surrendered for conversion as required by Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in any event no later than five (5) Trading Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 18(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the Common Shares issuable upon a conversion of this Note shall be treated for all purposes as the record holder or holders of such Common Shares on the Conversion Date.
          (ii) Failure to Timely Convert.

     (1) If the Company shall fail to issue a certificate to the Holder or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon conversion of any Conversion Amount on or prior to the Share Delivery Date (a “Conversion Failure”), then (A) the Company shall, upon the earlier of (i) the tenth (10th) Trading Day after the first day of the Conversion Failure, (ii) the third (3rd) Trading Day after the date when the Conversion Failure has been cured and (iii) the third (3rd) Trading Day after the request of the Holder (the “Conversion Failure Settlement Date”), pay damages to the Holder for each day of such Conversion Failure in an amount (the “Conversion Failure Amount”) in such number of Common Shares (“Conversion Failure Shares”) equal to the quotient of (x) 1.5% of the product of (I) the number of Common Shares not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Common Shares on the Share Delivery Date, divided by (y) the Conversion Price in effect as of the Conversion Date; provided, however, that the Company may, at its option following written notice to the Holder (the “Conversion Failure Notice”) delivered to the Holder no later than three (3) Trading Days prior to the Conversion Failure Settlement Date, pay such damages in cash (the “Conversion Failure Cash Damages”) and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice; provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise. Notwithstanding anything herein to the contrary, as of the date of any payment by the Company in cash to the Holder with respect to a Buy-In (as defined below) pursuant to Section 3(c)(ii)(3) below, any Conversion Failure Amount then payable pursuant to this Section 3(c)(ii)(1) shall be reduced to an amount not less than zero on a dollar-for-dollar basis by such cash amount paid to the Holder as of such date pursuant to Section 3(c)(ii)(3) below.
     (2) When any Conversion Failure Amount is to be paid to a Holder on a Conversion Failure Settlement Date then the Company shall (i) to the extent the Company has elected to pay such Conversion Failure Amount in Conversion Failure Shares, (X) provided that the Company’s Transfer Agent is participating in the Fast Automated Securities Transfer Program of the DTC and such action is not prohibited by applicable law or regulation or any applicable policy of DTC, credit such aggregate number of Conversion Failure Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (Y) if the foregoing shall not apply, issue and deliver on the applicable Conversion Failure Settlement Date to the address set forth in the register maintained by the Company for such purpose pursuant to the Securities Purchase Agreement or to such address as specified by the Holder in writing to the Company at least two (2) Business Days prior to the applicable Conversion Failure Settlement Date, a certificate, registered in the name of the Holder or its designee, for the number of Conversion Failure Shares to which the Holder shall be entitled or (ii) to the extent the Company has elected to pay such Conversion Failure Amount in cash, pay to the Holder, in cash by wire transfer of immediately available funds, the amount of any Conversion Failure Cash Damages. Notwithstanding the foregoing, (x) if an Event of Default has occurred and is continuing during the period commencing on such Conversion Failure and ending on the Conversion Share Delivery Date, (y) if the Company elects to pay such Conversion Failure Amount (as adjusted in accordance with this Section 3(c)(ii)) in cash by delivering a written notice to the Holder at least three (3) Trading Days prior to the Conversion Failure Settlement Date or (z) if such Conversion Failure Settlement Date occurs on or after the fifth anniversary of the Issuance Date and one day, the Company shall not be entitled to pay the Conversion Failure Amount as Conversion Failure Shares and, in lieu of such payment in accordance with this Section 3(c)(ii), the Holder shall receive from the Company on the Conversion Failure Settlement Date, as a partial indemnity for losses and expenses incurred by the Holder with respect to such Conversion Failure, a cash amount equal to such Conversion Failure Amount (as adjusted in accordance with this Section 3(c)(ii)) by wire transfer of immediately available funds.
     (3) In addition to the foregoing, if within three (3) Trading Days after the Company’s receipt of the facsimile copy of a Conversion Notice, the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder’s balance account with DTC for the number of Common Shares to which the Holder is entitled upon such holder’s conversion of any Conversion Amount, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares issuable upon such conversion that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder, by wire transfer of immediately available funds, in an amount equal to the excess (if any) of the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (the “Buy-In Price”) over the product of (A) such number of Common Shares times (B) the Closing Bid Price on the Conversion Date, and immediately before the time of such payment, such Conversion Notice shall be deemed withdrawn by the Holder and shall be null and void, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares and (x) if prior to the fifth anniversary of the Issuance Date and one day, the Conversion Failure Amount in Section 3(c)(ii)(1) above shall be increased by an amount equal to the excess (if any) of the Buy-In Price over the product of (I) such number of Common Shares times (II) the Closing Bid Price on the Conversion Date or (y) if on or after the fifth anniversary of the Issuance Date and one day, pay cash to the Holder, by wire transfer of immediately available funds, in an amount equal to the excess (if any) of the Buy-In Price over the product of (I) such number of Common Shares times (II) the Closing Bid Price on the Conversion Date.
          (iii) Registration; Book-Entry. The Company shall maintain a register (the “Register”) in which the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the “Registered Notes”) shall be recorded. The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of principal and interest hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 16. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal, Interest and Late Charges, if any, converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to require physical surrender of this Note upon conversion.
          (iv) Pro Rata Conversion; Disputes. In the event that the Company receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder’s portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date. In the event of a dispute as to the number of Common Shares issuable to the Holder in connection with a conversion of this Note, the Company shall cause the Company to issue to the Holder the number of Common Shares not in dispute and resolve such dispute in accordance with Section 22.
               (d) Limitations on Conversions.
          (i) Beneficial Ownership. The Company shall not effect any conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, the Holder (together with the Holder’s affiliates) would beneficially own, (x) for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (y) for purposes of the Securities Act (Ontario), in excess of 9.99% (the “Maximum Percentage”) of the number of Common Shares outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates shall include the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes, Junior Notes or warrants), which in each case are subject to a limitation on conversion or exercise analogous to the limitation contained herein. For purposes of calculating beneficial ownership pursuant to this Section 3(d)(i), beneficial ownership pursuant to the Exchange Act shall be calculated in accordance with Section 13(d) of the Exchange Act, and beneficial ownership pursuant to the Securities Act (Ontario) shall be calculated in accordance with section 101 of the Securities Act (Ontario), in each case except as set forth in the preceding sentence. For purposes of this Section 3(d)(i), in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent Form 40-F or Form 6-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one (1) Trading Day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its affiliates since the date as of which such number of outstanding Common Shares was reported. [By written notice to the Company, the Holder from time to time may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.
          (ii) Principal Market Regulation. The Company shall not be obligated to issue any Common Shares upon conversion of this Note, and the Holder of this Note shall not have the right to receive upon conversion of this Note any Common Shares (and only such Common Shares), if the issuance of such Common Shares would exceed the aggregate number of Common Shares which the Company may issue upon conversion or exercise, as applicable, of the Notes, the Junior Notes and the Warrants without breaching the Company’s obligations under the rules or regulations of either Principal Market (the “Exchange Cap”), except that such limitation shall not apply in the event that the Company obtains all necessary approval required pursuant to the rules of the TSX for issuances of Common Shares in excess of such amount. Until such approval or written opinion is obtained, the Company shall not be obligated to issue to any purchaser of the Notes pursuant to the Securities Purchase Agreement (the “Purchasers”) in the aggregate, upon conversion or exercise, as applicable, of Notes, Junior Notes or Warrants, Common Shares in an amount greater than the product of the Exchange Cap multiplied by a fraction, the numerator of which is the principal amount of Notes issued to each of the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date and the denominator of which is the aggregate principal amount of all Notes issued to the Purchasers pursuant to the Securities Purchase Agreement on the Closing Date (with respect to each Purchaser, the “Exchange Cap Allocation”). In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser’s Notes, the transferee shall be allocated a pro rata portion of such Purchaser’s Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder’s Notes into a number of Common Shares which, in the aggregate, is less than such holder’s Exchange Cap Allocation, then the difference between such holder’s Exchange Cap Allocation and the number of Common Shares actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder.
          (iii) Payment in Lieu of Conversion Above Exchange Cap Limitation. If at any time while this Note is outstanding, the Holder delivers a Conversion Notice, and as a result of the application of an Exchange Cap, the Company has elected not to issue any Common Shares upon such conversion at the applicable Conversion Price, then the Company shall (i) deliver to the Holder on the Conversion Date a number of Common Shares equal to the quotient of the Conversion Amount stated in such Conversion Notice divided by the Adjusted Conversion Price (the “Adjusted Conversion Shares”) and (ii) pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (A) the number of Exchange Cap Limitation Shares in connection with such conversion multiplied by (B) the excess (if any) of (1) such Adjusted Conversion Price over (2) the Conversion Price (the “Conversion Make-Whole”). Notwithstanding the foregoing, in the event that (i) it would be contrary to the rules and regulations of any applicable Principal Market, if the Company were to honor the Holder’s Conversion Notice by both the delivery of the Adjusted Conversion Shares and the payment of the Conversion Make-Whole in cash, and (ii) the Company has elected not to issue any Common Shares upon such conversion at the applicable Conversion Price as such issuance would result in the Company exceeding the Exchange Cap, then the Company shall pay to the Holder, in cash, on or prior to the tenth (10th) Trading Day following delivery of such Conversion Notice, an amount equal to the product of (x) the number of Exchange Cap Limitation Shares and (y) the Adjusted Conversion Price (the “Exchange Cap Redemption Payment”), in lieu of its obligation to deliver such Adjusted Conversion Shares and Conversion Make-Whole. If the Company shall fail to deliver to the Holder the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment, as applicable, on or prior to the date such delivery and/or payment is due, the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice or for which the Holder has not received the Adjusted Conversion Shares and the Conversion Make-Whole or the Exchange Cap Redemption Payment, as applicable.
          (4) RIGHTS UPON EVENT OF DEFAULT.
               (a) Event of Default. Each of the following events shall constitute an “Event of Default”:
          (i) the failure of (A) any Common Shares issued or issuable upon conversion to be freely tradable under Canadian law (without regard to any restrictions that may apply under Regulation S of the 1933 Act) on TSX (subject to any restrictions on disposition by the holder of a control block) on or after September 3, 2007, or, thereafter, the Common Shares of any holder of Notes shall cease to be freely tradable and such lapse continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period, or (B) the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is thirty (30) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or, while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable

Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order by the SEC) or is unavailable to any holder of the Notes for sale of all of such holder’s Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));
          (ii) the suspension from trading on all of the Eligible Markets on which the Common Shares are listed or failure of the Common Shares to be listed on at least one Eligible Market for a period of ten (10) consecutive Trading Days or for more than an aggregate of twenty (20) Trading Days in any 365-day period;
          (iii) the Company’s (A) failure to cure a Conversion Failure by delivery of the required number of Common Shares (or, if applicable, failure to deliver the Adjusted Conversion Shares and pay the Conversion Make-Whole or to pay to the Holder the Exchange Cap Redemption Payment in accordance with Section 3(d)(iii) above) within ten (10) Trading Days after the applicable Conversion Date or (B) notice, written or oral, to any holder of the Notes, including by way of public announcement or through any of its agents, at any time, of its intention not to comply with a request for conversion of any Notes into Common Shares that is tendered in accordance with the provisions of the Notes;
          (iv) at any time following the tenth (10th) consecutive Trading Day that the number of Common Shares that are reserved for issuance to the Holder is less than the number of Common Shares that the Holder would be entitled to receive upon a conversion of the full Conversion Amount of this Note (without regard to any limitations on conversion set forth in Section 3(d) or otherwise);
          (v) the Company’s failure to pay to the Holder any amount of Principal, Interest or other amounts when and as due under this Note (including, without limitation, the Company’s failure to pay any redemption payments) or any other Transaction Document (as defined in the Securities Purchase Agreement), except, in the case of a failure to pay Interest or such other amounts (excluding Principal) when and as due, in which case only if such failure continues for a period of at least three (3) Trading Days;
          (vi) the occurrence of (A) any default under, redemption of or acceleration prior to maturity of Indebtedness of the Company or any of its material Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreement), other than with respect to any Other Notes, in an aggregate amount in excess of $1 million and (B) the Company takes any action with respect to the November 2006 Notes, including, without limitation, the issuance of Common

Shares in accordance therewith, in violation of the rules and regulations of either of the Principal Markets;
          (vii) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) or any similar Federal, foreign or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, interim receiver, receiver and manager, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;
          (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries;
          (ix) a final judgment or judgments for the payment of money aggregating in excess of $1,000,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $1,000,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;
          (x) other than as set forth in item (xi) below, the Company breaches any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least fifteen (15) consecutive Trading Days;
          (xi) any breach or failure in any respect to comply with Section 13 of this Note or Section 4(u) of the Securities Purchase Agreement;
          (xii) [intentionally deleted];
          (xiii) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Note;
          (xiv) the Company breaches any representation or warranty of any Transaction Document in any material respect (except for those representations and warranties that are qualified by materiality or Material Adverse Effect (as defined in the Securities Purchase Agreement), which shall not be breached in any respect) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall not have been breached as of such specified date), in the reasonable opinion of either (A) the holders of Notes representing at least 60% of the aggregate principal amount of the Notes outstanding as of the Issuance Date (provided such persons are Holders of Notes at the time of such notice) or (b) the holders of Notes representing at least 60% of the aggregate principal amount of the Notes outstanding as of any such determination date, in either case, as evidenced by one or more written notices to the Company by such holders of Notes;
          (xv) the Shareholder Approval (as defined in the Securities Purchase Agreement) is not obtained by the Shareholder Meeting Deadline (as defined in the Securities Purchase Agreement) and the Company has failed to comply in all respects with the terms and conditions set forth in Section 4(q) of the Securities Purchase Agreement; or
          (xvi) the Company either fails to (x) timely provide a Change in Control Notice or (y) make the related Change of Control Redemption Offer, in each case, in accordance with Section 5(a) below.
               (b) Redemption Right. Upon the occurrence of an Event of Default with respect to this Note or any Other Note, the Company shall within three (3) Business Days deliver written notice thereof via facsimile and overnight courier (an “Event of Default Notice”) to the Holder. At any time after the earlier of the Holder’s receipt of an Event of Default Notice and the Holder becoming aware of an Event of Default, the Holder may require the Company to redeem all or any portion of this Note (the “Event of Default Redemption Right”) by delivering written notice thereof (the “Event of Default Redemption Notice”) to the Company, which Event of Default Redemption Notice shall indicate the portion of this Note the Holder is electing to redeem; provided, however, that if the Company cures such Event of Default (excluding the Events of Default set forth in Section 4(a)(vii), (viii) and (xii) and any Events of Default which are incapable of be cured) during the five (5) Business Day period after the occurrence of such Event of Default, the Event of Default Redemption Right shall terminate and any Event of Default Redemption Notices submitted during such five (5) Business Day period shall be null and void. Each portion of this Note subject to redemption by the Company pursuant to this Section 4(b) shall be redeemed by the Company at a price equal to the (I) with respect to any Event of Default other than the Event of Default set forth in Section 4(a)(xvi), the greater of (i) the product of (x) the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice and (B) the greatest of (X) the Closing Sale Price of the Common Shares on the date immediately preceding such Event of Default, (Y) the Closing Sale Price of the Common Shares on the date immediately following such Event of Default and (Z) the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the date the Holder delivers the Event of Default Redemption Notice to the Company or (II) with respect to the Event of Default set forth in Section 4(a)(xvi), the applicable Change of Control Redemption Price (the “Event of Default Redemption Price”). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 11. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. The parties hereto agree that in the event of the Company’s redemption of any portion of the Note under this Section 4(b), the Holder’s damages would be uncertain and difficult to estimate because of the parties’ inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any Redemption Premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder’s actual loss of its investment opportunity and not as a penalty.
          (5) [intentionally deleted]
          (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS. At any time on or after five (5) years and one (1) day after the Issuance Date, if the Company grants, issues or sells any Options, Convertible Securities or rights to purchase shares, warrants, securities or other property pro rata to all record holders of any class of Common Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights. Notwithstanding anything herein to the contrary, the provisions of this Section 6 shall not apply with respect to any Purchase Rights unless the Company has obtained all necessary approval required pursuant to the rules of the TSX.
          (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.
               (a) [intentionally deleted]
               (b) Adjustment of the Fixed Conversion Price upon Subdivision or Combination of Common Shares. If the Company at any time on or after the Subscription Date subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Fixed Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Subscription Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Fixed Conversion Price in effect immediately prior to such combination will be proportionately increased.
               (c) Adjustment After the Shareholder Approval Date to the Fixed Conversion Price from, and including, October 15, 2012 to, and including, November 15, 2012.

          (i) At the open of business on October 15, 2012 (or, if such date is not a Business Day, the first Business Day thereafter) (the “Section 7(c) Adjustment Date”), if the Shareholder Approval Date has occurred on or prior to such Section 7(c) Adjustment Date and the Section 7(c) Fixed Conversion Price (as defined below) is less than the Fixed Conversion Price, the Fixed Conversion Price shall be adjusted (the “Section 7(c) Fixed Conversion Price Adjustment”) to an amount (the “Initial Section 7(c) Conversion Rate”) equal to the arithmetic average of the Closing Sale Prices per Common Share during the twenty (20) Trading Days immediately preceding, and including, the third (3rd) Business Day immediately preceding October 15, 2012 (the “Section 7(c) Measuring Period”), which average shall be appropriately adjusted downward, by the Board of Directors, in its good faith determination, which shall be described in a Board Resolution, to account for any adjustments to the Fixed Conversion Price which shall have become effective, or any event requiring an adjustment to the Fixed Conversion Price where the Ex Date of such event occurs, during such twenty (20) Trading Days (the “Section 7(c) Fixed Conversion Price”).
          (ii) If the Fixed Conversion Price shall have been adjusted pursuant to Section 7(c)(i), then at the open of business on the Business Day immediately after November 15, 2012, the Fixed Conversion Price will be readjusted back to the Fixed Conversion Price that would have been in effect at such time if no Section 7(c) Fixed Conversion Price Adjustment had occurred (for avoidance of doubt, after giving effect to any other adjustments to the Fixed Conversion Price that were required to be made pursuant hereto from, and including, the open of business on October 15, 2012 (or, if such date is not a Business Day, the first Business Day thereafter) to, and including, the open of business on the Business Day immediately after November 15, 2012, assuming the Section 7(c) Fixed Conversion Price Adjustment had not occurred).
               (d) [intentionally deleted]
               (e) [intentionally deleted]
          (8) COMPANY’S RIGHT OF MANDATORY REDEMPTION/ CONVERSION.
               (a) General. If at any time following the Effective Date (as defined in the Registration Rights Agreement) (the “Mandatory Redemption/Conversion Eligibility Date”), (i) the Closing Sale Price of the Common Shares listed on NASDAQ exceeds 175% of the Conversion Price then in effect for each of the ten (10) Trading following the Mandatory Redemption/Conversion Eligibility Date (the “Mandatory Redemption/Conversion Measuring Period”) and (ii) the Equity Conditions shall have been satisfied or waived in writing by the Holder from and including the Mandatory Redemption/Conversion Notice Date (as defined below) through and including the Mandatory Redemption Date (as defined below), the Company shall have the right, as of the Mandatory Redemption Date (a “Mandatory Redemption/Conversion ”), provided that there has been no Equity Conditions Failure, (x) to require the conversion of all or any portion of the Conversion Amount (the “Mandatory

Redemption/Conversion Amount”) then remaining under this Note as designated in the Mandatory Redemption Notice, in whole or in part, in accordance with this Section 8 (a “Mandatory Conversion”), and/or (y) to redeem the applicable Mandatory Redemption/Conversion Amount, in whole or in part, in accordance with this Section 8 (a “Mandatory Redemption”). The Company may exercise its right to require a Mandatory Redemption/Conversion under this Section 8(a) by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the “Mandatory Redemption/Conversion Notice” and the date all of the holders received such notice is referred to as the “Mandatory Redemption/Conversion Notice Date”) and each Mandatory Redemption/Conversion Notice shall be irrevocable. The Mandatory Redemption/Conversion Notice shall state (A) the date on which the Mandatory Redemption/Conversion shall occur (the “Mandatory Redemption/Conversion Date”) which date shall be not less than twenty (20) Trading Days nor more than thirty (30) Trading Days after the Mandatory Redemption/Conversion Notice Date, and (B) the aggregate Conversion Amount of the Notes which the Company has elected to be subject to Mandatory Redemption/Conversion from all of the holders of the Notes pursuant to this Section 8 (and analogous provisions under the Other Notes) on the Mandatory Redemption/Conversion Date ; provided, however, that the Company shall not redeem or convert a Conversion Amount under this Section in excess of the Holder’s Pro Rata Amount of the aggregate dollar trading volume (as reported on Bloomberg) of the Common Shares on NASDAQ and TSX combined over the ten (10) consecutive Trading Day period ending on the Trading Day immediately preceding the Mandatory Redemption/Conversion Notice Date. The Company may not effect more than one Mandatory Redemption/Conversion during any consecutive thirty (30) Trading Day period. All Conversion Amounts converted by the Holder after the Mandatory Redemption/Conversion Notice Date shall reduce the Conversion Amount of this Note required to be redeemed on the Mandatory Redemption/Conversion Date. The portion of the Mandatory Redemption/Conversion Amount being redeemed (the “Mandatory Redemption Amount”) shall be redeemed in accordance with Section 8(b) and Section 11 and the portion of the Mandatory Redemption/Conversion Amount being converted (the “Mandatory Conversion Amount”) (whether set forth in the Mandatory Redemption/Conversion Notice or by operation of this Section 8) shall be converted in accordance with Section 8(c).
               (b) Mechanics of Mandatory Redemption. If the Company elects a Mandatory Redemption in accordance with Section 8(a), then the Mandatory Redemption Amount, if any, which is to be paid to the Holder on the applicable Mandatory Redemption/Conversion Date shall be redeemed by the Company on such Mandatory Redemption/Conversion Date, and the Company shall pay to the Holder on such Mandatory Redemption/Conversion Date, by wire transfer of immediately available funds, an amount in cash (the “Mandatory Redemption Price”) equal to 100% of the Mandatory Redemption Amount. If the Company fails to redeem the Mandatory Redemption Amount on the applicable Mandatory Redemption/Conversion Date by payment of the Mandatory Redemption Price on such date, then at the option of the Holder designated in writing to the Company (any such designation, “Conversion Notice” for purposes of this Note), the Holder may require the Company to convert all or any part of the Mandatory Redemption Amount at the Conversion Price. Conversions required by this Section 8(b) shall be made in accordance with the provisions of Section 3(c). Notwithstanding anything to the contrary in this Section 8(b), but subject to Section 3(d), until the Mandatory Redemption Price (together with any interest thereon) is paid in full, the Mandatory Redemption Amount (together with any interest thereon) may be converted, in whole or in part, by the Holder into Common Shares pursuant to Section 3. In the event the Holder elects to convert all or any portion of the Mandatory Redemption Amount prior to the applicable Mandatory Redemption/Conversion Date as set forth in the immediately preceding sentence, the Mandatory Redemption Amount so converted shall be deducted from the Mandatory Redemption/Conversion Amounts relating to the applicable Mandatory Redemption/Conversion Dates as set forth in the applicable Conversion Notice.
               (c) Mechanics of Mandatory Conversion. Subject to Section 3(d), if the Company delivers a Mandatory Redemption/Conversion Notice and elects, in whole or in part, a Mandatory Conversion in accordance with Section 8(a), then the applicable Mandatory Conversion Amount, if any, shall be converted as of the applicable Mandatory Redemption/Conversion Date by converting on such Mandatory Redemption/Conversion Date such Mandatory Conversion Amount at the Conversion Price; provided that the Equity Conditions have been satisfied (or waived in writing by the Holder) on such Mandatory Redemption/Conversion Date. If the Equity Conditions are not satisfied (or waived in writing by the Holder) on such Mandatory Redemption/Conversion Date, then at the option of the Holder designated in writing to the Company, the Holder may require the Company to do any one or more of the following: (i) the Company shall redeem all or any part designated by the Holder of the unconverted Mandatory Conversion Amount (such designated amount is referred to as the “First Redemption Amount”) on such Mandatory Redemption/Conversion Date and the Company shall pay to the Holder on such Mandatory Redemption/Conversion Date, by wire transfer of immediately available funds, an amount in cash equal to such First Redemption Amount, or (ii) the Mandatory Conversion shall be null and void with respect to all or any part designated by the Holder of the unconverted Mandatory Conversion Amount and the Holder shall be entitled to all the rights of a holder of this Note with respect to such amount of the Mandatory Conversion Amount. If the Company fails to redeem any First Redemption Amount on or before the applicable Mandatory Redemption/Conversion Date by payment of such amount on the applicable Mandatory Redemption/Conversion Date, then the Holder shall have the rights set forth in Section 11 as if the Company failed to pay the applicable Mandatory Redemption Price and all other rights under this Note (including, without limitation, such failure constituting an Event of Default described in Section 4(a)(xi)). Notwithstanding anything to the contrary in this Section 8(c), but subject to 3(d), until the Company delivers Common Shares representing the Mandatory Conversion Amount to the Holder, the Mandatory Conversion Amount may be converted by the Holder into Common Shares pursuant to Section 3.
               (d) Pro Rata Redemption/Conversion Requirement. If the Company elects to cause a Mandatory Redemption and/or Mandatory Conversion pursuant to Section 8(a) (or similar provisions under the Other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require redemption and/or conversion of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of Notes which the Company has elected to cause to be redeemed and/or converted pursuant to Section 8(a), multiplied by (ii) the fraction, the numerator of which is the sum of the aggregate initial principal amount of the Notes purchased by such holder and the denominator of which is the sum of the aggregate initial principal amount of the Notes purchased by all holders (such fraction with respect to each holder is referred to as its “Redemption/Conversion Allocation Percentage”, and such amount with respect to each holder is referred to as its “Pro Rata Redemption/Conversion Amount”). In the event that the initial holder of any Notes shall sell or otherwise transfer any of such holder’s Notes, the transferee shall be allocated a pro rata portion of such holder’s Redemption/Conversion Allocation Percentage and Pro Rata Redemption/Conversion Amount. Except as expressly provided in this Section 8, the Company shall redeem and convert the applicable Mandatory Redemption/Conversion Amount of this Note pursuant to this Section 8 and the corresponding Mandatory Redemption/Conversion Amounts of the Other Notes pursuant to the corresponding provisions of the Other Notes in the same ratio of the Mandatory Redemption/Conversion Amount being redeemed and converted hereunder. If the Company elects to cause a Mandatory Redemption pursuant to Section 8(a), then it must simultaneously take the same action with respect to the Other Notes.
          (9) [intentionally omitted].
          (10) AUTHORIZED SHARES.
               (a) Reservation. The Company initially shall reserve out of its authorized and unissued Common Shares a number of Common Shares for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each such Note as of the Issuance Date. So long as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the conversion of the Notes, 130% of the number of Common Shares as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of Common Shares so reserved be less than the number of shares required to be reserved of the previous sentence (without regard to any limitations on conversions) (the “Required Reserve Amount”). The initial number of Common Shares reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount of the Notes held by each holder at the Closing (as defined in the Securities Purchase Agreement) or increase in the number of reserved shares, as the case may be (the “Authorized Share Allocation”). In the event that a holder shall sell or otherwise transfer any of such holder’s Notes, each transferee shall be allocated a pro rata portion of such holder’s Authorized Share Allocation. Any Common Shares reserved and allocated to any Person which ceases to hold any Notes shall be allocated to the remaining holders of Notes, pro rata based on the principal amount of the Notes then held by such holders.
               (b) Insufficient Authorized Shares. If at any time while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of Common Shares equal to the Required Reserve Amount (an “Authorized Share Failure”), then the Company shall immediately take all action necessary to increase the number of the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in any event, no later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy or information statement and shall use its reasonable best efforts to solicit its shareholders’ approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal.
          (11) REDEMPTIONS.
               (a) Mechanics. The Company shall deliver the applicable Event of Default Redemption Price to the Holder within five (5) Trading Days after the Company’s receipt of the Holder’s Event of Default Redemption Notice. If the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(a), the Company shall deliver the applicable Change of Control Redemption Price to be paid in cash to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Trading Days after the Company’s receipt of such notice otherwise (the “Change of Control Redemption Date”). The Company shall deliver the Mandatory Redemption Price to the Holder on the applicable Mandatory Redemption/Conversion Date. In the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 17(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing such Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company’s receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall immediately return this Note, or issue a new Note (in accordance with Section 17(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and (B) the lowest Closing Bid Price of the Common Shares during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder’s delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company’s obligations to make any payments of Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.
               (b) Redemption by Other Holders. Upon the Company’s receipt of notice from any of the holders of the Other Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in Section 4(b) or Section 5(a) (each, an “Other Redemption Notice”), the Company shall immediately, but no later than one (1) Trading Day of its receipt thereof, forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the seven (7) Trading Day period beginning on and including the date which is three (3) Trading Days prior to the Company’s receipt of the Holder’s Redemption Notice and ending on and including the date which is three (3) Trading Days after the Company’s receipt of the Holder’s Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice and such Other Redemption Notices received during such seven (7) Trading Day period, then the Company shall redeem a pro rata amount from each holder of the Notes (including the Holder) based on the principal amount of the Notes submitted for redemption pursuant to such Redemption Notice and such Other Redemption Notices received by the Company during such seven (7) Trading Day period.
               (c) Special Redemption. At the Option of the Holder, this Note (or any portion thereof) shall be purchased by the Company on January 17, 2014 and November 15, 2014 (each, an “Option Purchase Date”), at a purchase price, payable in cash, equal to the outstanding Principal, plus accrued and unpaid interest, if any, on the Note (or portion thereof to be purchased). The Holder may exercise this option by giving written notice to the Company at least five (5) Trading Days prior to the applicable Option Purchase Date.
               (d) Special Limitation on Incurrence of Indebtedness. From and after April 16, 2009, the Company shall not incur additional unsecured Indebtedness for borrowed money of the type normally evidenced by notes, bonds, debentures or other securities (but not including any existing bank facilities or the refinancing of such facilities) if such Indebtedness ranks pari passu or junior in right of payment to the Note and any portion of the principal amount of such Indebtedness would become due and payable in the ordinary course (or would be redeemable at the option of the holder thereof) on or before January 17, 2014.
          (12) VOTING RIGHTS. The Holder shall have no voting rights as the holder of this Note, except as provided by law, the Canada Business Corporations Act and as expressly provided in this Note.
          (13) [intentionally deleted]
          (14) PARTICIPATION. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, shares or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Note, then, in each such case the Fixed Conversion Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying the Fixed Conversion Price by a fraction of which (i) the numerator shall be the Closing Bid Price of the Common Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one Common Share, and (ii) the denominator shall be the Closing Bid Price of the Common Shares on the trading day immediately preceding such record date.
          (15) VOTE TO ISSUE, OR CHANGE THE TERMS OF, NOTES. The consent of the Company, TSX and the affirmative vote of the Required Holders at a meeting duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any change or amendment to this Note or the Other Notes. Any change or amendment so approved shall be binding upon all existing and future holders of this Note and any Other Notes; provided, however, that no such change, amendment, alteration or amendment, as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate, extend the time for payment of Interest or change the manner or rate of accrual of Interest on the Notes, (ii) reduce the amount of Principal, or extend the Maturity Date, of the Notes, (iii) make any change that impairs or adversely affects the conversion rights of the Notes, (iv) impair the right of any holder of Notes to receive payment of principal or Interest or other payments due under the Notes, if any, on or after the due dates therefor; or (v) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 15.
          (16) TRANSFER. This Note and any Common Shares issued upon conversion of this Note may be offered, sold, assigned or transferred by the Holder without the consent of the Company, subject only to the provisions of Section 2(f) of the Securities Purchase Agreement.
          (17) REISSUANCE OF THIS NOTE.
               (a) Transfer. If this Note is to be transferred, the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 17(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 17(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii) following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.
               (b)  Lost, Stolen or Mutilated Note. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 17(d)) representing the outstanding Principal.
               (c) Note Exchangeable for Different Denominations. This Note is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 17(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.
               (d) Issuance of New Notes. Whenever the Company is required to issue a new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 17(a) or Section 17(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges, if any, on the Principal and Interest of this Note, from the Issuance Date.
               (e) Effect of Exchange or Reissuance. For greater certainty, no exchange nor reissuance of a Note pursuant to this Section 17 shall be, nor shall be deemed, to be a discharge, rescission, extinguishment, novation or substitution of the underlying obligation, which shall continue to be the same obligation and not a new obligations.
          (18) REMEDIES, CHARACTERIZATIONS, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder’s right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.
          (19) PAYMENT OF COLLECTION, ENFORCEMENT AND OTHER COSTS. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys’ fees and disbursements.
          (20) CONSTRUCTION; HEADINGS. This Note shall be deemed to be jointly drafted by the Company and all the Purchasers and shall not be construed against any person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.
          (21) FAILURE OR INDULGENCE NOT WAIVER. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

          (22) DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Closing Bid Price, the Closing Sale Price or the Daily VWAP or the arithmetic calculation of the Conversion Rate or the Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Trading Day of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Trading Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Trading Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Daily VWAP to an independent, reputable investment bank selected by the Company and approved by the Holder or (b) the disputed arithmetic calculation of the Conversion Rate or the Redemption Price to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Trading Days from the time it receives the disputed determinations or calculations. Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.
          (23) NOTICES; CURRENCY; TAXES; PAYMENTS.
               (a) Notices. Whenever notice is required to be given under this Note, unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefore. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) immediately upon any adjustment of the Conversion Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment and (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Shares, (B) with respect to any pro rata subscription offer to holders of Common Shares or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.
               (b) Currency. All principal, interest and other amounts owing under this Note or any Transaction Document that, in accordance with their terms, are paid in cash shall be paid in US dollars. All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation. “Exchange Rate” means, in relation to any amount of currency to be converted into US dollars pursuant to this Note, the US dollar exchange rate as published in the Wall Street Journal on the relevant date of calculation (it being understood and agreed that where an amount is calculated with reference to, or over, a period of time, the date of calculation shall be the final date of such period of time).
               (c) Taxes.

          (i) Any and all payments by the Company hereunder, including any amounts received on a conversion or redemption of the Note and any amounts on account of interest or deemed interest, shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under Part XIII of the Income Tax Act (Canada) (collectively referred to as “Part XIII Taxes”) unless the Company is required to withhold or deduct any amounts for, or on account of Part XIII Taxes pursuant to any applicable law. If the Company shall be required to deduct any Part XIII Taxes from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “make-whole amount”) to ensure that after making all required deductions (including deductions applicable to the make-whole amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the Canada Revenue Agency within the time required.
          (ii) In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Note (“Other Taxes”).
          (iii) The Company shall deliver to the Holder official receipts, if any, in respect of any Part XIII Taxes and Other Taxes payable hereunder promptly after payment of such Part XIII Taxes, Other Taxes or other evidence of payment reasonably acceptable to the Holder.
          (iv) If the Company fails to pay any amounts in accordance with this Section 23(c), the Company shall indemnify the Holder within ten (10) calendar days after written demand therefor, for the full amount of any Part XIII Taxes or Other Taxes, plus any related interest or penalties, that are paid by the Holder to the Canada Revenue Agency or other relevant governmental authority as a result of such failure.
          (v) The obligations of the Company under this Section 23(c) shall survive the termination of this Note and the payment of the Note and all other amounts payable hereunder.
               (d) Payments. Whenever any payment of cash is to be made by the Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedule of Buyers attached to the Securities Purchase Agreement); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder’s wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Trading Day, the same shall instead be due on the next succeeding day which is a Trading Day and, in the case of any Interest Date which is not the date on which this Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal, Interest or other amounts due under the Transaction Documents which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of eighteen percent (18.0%) per annum from the date such amount was due until the same is paid in full (“Late Charge”).
          (24) CANCELLATION. After all Principal, accrued Interest and other amounts at any time owed on this Note have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued.
          (25) WAIVER OF NOTICE. To the extent permitted by law, the Company hereby waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreement.
          (26) GOVERNING LAW; JURISDICTION; JURY TRIAL. This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. The Company hereby appoints CT Corporation System, with offices at 111 Eighth Avenue, 13th Floor, New York, New York 10011 as its agent for service of process in New York. THE COMPANY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY

DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.
          (27) JUDGMENT CURRENCY.
               (a) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 27 referred to as the “Judgment Currency”) an amount due in US dollars under this Note, the conversion shall be made at the Exchange Rate prevailing on the business day immediately preceding:
          (i) the date actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or
          (ii) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 27(a)(ii) being hereinafter referred to as the “Judgment Conversion Date”).
               (b) If in the case of any proceeding in the court of any jurisdiction referred to in Section 27(a)(ii) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.
               (c) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Note.
          (28) MAXIMUM PAYMENTS. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company to the Holder and thus refunded to the Company.
          (29) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings:
               (a) “1933 Act” means the Securities Act of 1933, as amended.
               (b) “Adjusted Conversion Price” means, as of any date of determination, the price equal to the arithmetic average of the Daily VWAP of the Common Shares during each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the applicable Conversion Date. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (c) “Approved Share Plan” means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company’s securities may be issued to any employee, officer or director for services provided to the Company, including, without limitation, the Company’s Amended and Restated Stock Option Plan, approved by the Company’s board of directors on February 21, 2007 and submitted for approval by the Company’s shareholders, the whole as disclosed as Schedule 1 to Schedule B to the Company’s Management Proxy Circular dated March 13, 2007.
               (d) “Basket Indebtedness” means one or more unsecured financing facilities to be obtained by the Company after the Issuance Date, which shall either rank pari passu or junior to the Notes, with an aggregate Indebtedness at any one time outstanding not to exceed $7.5 million at any time.
               (e) “Bloomberg” means Bloomberg Financial Markets.
               (f) “Canadian Prospectus” shall have the meaning set forth in the Registration Rights Agreement.
               (g) “Change of Control” means any Fundamental Transaction other than (A) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company, or (C) pharmaceutical collaborations by the Company or any of its Subsidiaries involving the licensing of a product that does not, individually or in the aggregate, (i) constitute a sale, assignment, transfer, conveyance or otherwise a disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries to another Person, (ii) provide for the consummation of a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), or (iii) result in any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares. For the avoidance of doubt, the financing transactions taking place in conjunction with the April 16, 2009 amendment and restatement of this Note shall not be deemed to constitute a Change of Control and the rights set forth in Section 5 of this Note prior to such amendment and restatement have been intentionally deleted.
               (h) “Change of Control Make-Whole Amount” means, as to any Conversion Amount being redeemed in connection with a Change of Control Redemption pursuant to Section 5(a), an amount equal to the sum of (x) the difference between (i) the Interest that, but for the applicable redemption, would have been paid to the Holder at the greater of (x) 10% per annum and (y) the applicable Interest Rate on such Conversion Amount from the Issuance Date through the Maturity Date and (ii) the amount of Interest already paid to the Holder through the Change of Control Redemption Date, as applicable and (y) cash in an amount equal to the value of a warrant with an unexercised portion equal to the period commencing on the Change of Control Redemption Date and ending on the Maturity Date (the “Remaining Term”), which value shall be determined by use of the Black and Scholes Option Pricing Model (as defined in the Warrant) reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate as of the date immediately prior to the Change of Control Redemption Date for a period equal to the Remaining Term; (ii) Common Share price equal to the per share value of the consideration receivable in the Change of Control; (iii) an expected volatility equal to the greater of 60% and the 100 day volatility ending on the date the Change of Control transaction is announced obtained from the HVT function on Bloomberg; and (iv) the date that such warrant terminates shall be the Maturity Date.
               (i) “Closing Bid Price” and “Closing Sale Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on NASDAQ, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if NASDAQ is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on TSX or such other principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.
               (j) “Closing Date” shall have the meaning set forth in the Securities Purchase Agreement, which date is the date the Company initially issued Notes pursuant to the terms of the Securities Purchase Agreement.

               (k) “Common Shares Deemed Outstanding” means, at any given time, the number of Common Shares actually outstanding at such time, plus the number of Common Shares deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Shares owned or held by or for the account of the Company or issuable upon conversion or exercise, as applicable, of the Notes, the Junior Notes and the Warrants.
               (l) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.
               (m) “Convertible Securities” means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for Common Shares.
               (n) “Daily VWAP” means, for any security as of any date, the dollar volume-weighted average price for such security on NASDAQ during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Principal Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as NASDAQ publicly announces is the official close of trading) as reported by Bloomberg through its “Volume at Price” single or multiple day functions, as applicable, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Daily VWAP cannot be calculated for a security on a particular date on any of the foregoing bases, the Daily VWAP of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 23. All such determinations to be appropriately adjusted for any share dividend, share split, share combination or other similar transaction during the applicable calculation period.

               (o) “Eligible Market” means the Principal Markets, The New York Stock Exchange, Inc or the American Stock Exchange.
               (p) “Equity Conditions” means that each of the following conditions is satisfied: (i) on each day during the period beginning six (6) months prior to the applicable date of determination and ending on and including the applicable date of determination (the “Equity Conditions Measuring Period”), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) or (y) all Common Shares issuable upon conversion or redemption or as Conversion Failure Shares of the Notes and the Junior Notes and exercise of the Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws and such shares shall be freely tradable on both NASDAQ and TSX; provided, however, that with respect to any date of determination prior to the six (6) month anniversary of the Effective Date, the Equity Conditions Measuring Period, for purposes of clauses (x) and (y) above, shall be the period beginning on the Effective Date and ending on and including the applicable date of determination; (ii) on each day during the Equity Conditions Measuring Period, the Common Shares are designated for quotation on an Eligible Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination, the Company shall have delivered Conversion Shares upon conversion of the Notes and the Junior Notes and Warrant Shares upon exercise of the Warrants to the holders on a timely basis as set forth in Section 2(c)(ii) hereof (and analogous provisions under the Other Notes and Junior Notes) and Sections 2(a) of the Warrants; (iv) any applicable Common Shares to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules and regulations of the Principal Markets; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Trading Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default that has not been cured at least one month prior to the Mandatory Redemption/Conversion Date; (vii) the Company shall not have any knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any Common Shares issuable upon conversion or redemption of the Notes and the Junior Notes and Common Shares issuable upon exercise of the Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; (viii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document; and (ix) at the applicable date of determination, the Company is not Insolvent (as defined in the Securities Purchase Agreement).
               (q) “Equity Conditions Failure” means that on any day during (i) the period commencing twenty-one (21) Trading Days prior to the applicable Interest Notice Date through the applicable Interest Notice Date, (ii) the period commencing with the applicable Interest Notice Due Date through the applicable Interest Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder), or (iii) the period commencing ten (10) Trading Days prior to the applicable Mandatory Redemption/Conversion Notice Date through the applicable Mandatory Redemption/Conversion Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).
               (r) “Exchange Cap Limitation Shares” means with respect to any conversion required pursuant to a Conversion Notice, a number of Common Shares equal to the quotient of the Conversion Amount set forth in such Conversion Notice divided by the Conversion Price.
               (s) “Excluded Securities” means any Common Shares issued or issuable: (i) in connection with any Approved Shares Plan; (ii) upon conversion of the Notes, the Junior Notes or the exercise of the Warrants, (iii) in connection with the payment of any Conversion Failure Shares on the Notes or the Junior Notes; (iv) pursuant to a bona fide firm commitment underwritten public offering at a price per Common Shares not less than the Conversion Price in effect at the time of such offering with a nationally recognized underwriter which generates gross proceeds to the Company of at least $20,000,000 (other than an “at-the-market offering” as defined in Rule 415(a)(4) under the 1933 Act and “equity lines”); (v) in connection with any strategic acquisition or transaction by the Company, whether through an acquisition of stock or a merger of any business, assets or technologies the primary purpose of which is not to raise equity capital; and (vi) upon conversion of any Options or Convertible Securities which are outstanding on the day immediately preceding the Subscription Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Subscription Date.
               (t) “Ex Date” means (i) when used with respect to any issuance or distribution, means the first date on which the Common Shares trade the regular way on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such issuance or distribution, (ii) when used with respect to any subdivision or combination of Common Shares, means the first date on which the Common Shares trade the regular way on such exchange or in such market after the time at which such subdivision or combination becomes effective, and (iii) when used with respect to any tender offer or exchange offer means the first date on which the Common Shares trade the regular way on such exchange or in such market after the expiration time of such tender offer or exchange offer (as it may be amended or extended).
               (u) “Fundamental Transaction” means the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company, as applicable, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding shares of Voting Shares (not including any shares of Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), (v) reorganize, recapitalize or reclassify its Common Shares or (vi) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares.
               (v) “Fundamental Transaction Consideration Amount” means with respect to any one (1) Common Share sold, tendered, exchanged, or otherwise transferred to any Person in such Fundamental Transaction for consideration, the sum of (i) if such consideration consists of any cash amount, the gross amount of cash received by such holder of such Common Share therefor, and (ii) if such consideration is other than cash, the fair value of such consideration other than cash received by such holder of such Common Share, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Company will be the arithmetic average of the Closing Sale Prices of such securities during the ten (10) consecutive Trading Days ending on the date of receipt of such securities. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of a Valuation Event, the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.
               (w) “GAAP” means United States generally accepted accounting principles, consistently applied.
               (x) “Holder Pro Rata Amount” means a fraction (i) the numerator of which is the Principal amount of this Note on the Closing Date and (ii) the denominator of which is the aggregate principal amount of all Notes issued to the initial purchasers pursuant to the Securities Purchase Agreement on the Closing Date.
               (y) “Indebtedness” of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) “capital leases” in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.
               (z) “Interest Rate” means six percent (6.00%) per annum, subject to periodic adjustment pursuant to Section 2.
               (aa) “Junior Notes” means those certain Senior Subordinated Convertible Notes issued pursuant to the Securities Purchase Agreement on the Closing Date, as amended from time to time.
               (bb) “Maturity Date” means May 3, 2027. (cc) “NASDAQ” means The NASDAQ Global Market.
               (dd) “Net Cash Balance” means, at any date, (i) an amount equal to the aggregate amount of cash, cash equivalents and marketable securities, consisting of corporate bonds, commercial paper and medium-term notes, as shown or reflected in the notes to the Company’s consolidated balance sheet as at such date minus (ii) the unpaid principal balance of any Indebtedness for borrowed money (excluding Indebtedness under the Notes and accounts payable).
               (ee) “November 2006 Notes” means those certain senior convertible notes issued pursuant to that certain indenture dated as of November 9, 2006, by and between the Company and The Bank of New York, as trustee, as in effect as of the date hereof, without any amendment, modifications, extensions or waivers thereto.
               (ff) “Options” means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.
               (gg) “Other Taxes” shall have the meaning as set forth in Section 23(c)(i)(ii) hereof.

               (hh) “Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common shares or equivalent equity security are quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.
               (ii) “Part XIII Taxes” shall have the meaning as set forth in Section 23(c)(i) hereof.
               (jj) “Permitted Indebtedness” means (i) this Note and the Other Notes, (ii) Indebtedness incurred by the Company or any of its Subsidiaries that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Required Holders and approved by the Required Holders in writing, and which Indebtedness does not provide at any time for the payment, prepayment, repayment, redemption, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until 91 days after the Maturity Date or later, (iii) Indebtedness secured by Permitted Liens, (iv) the November 2006 Notes, (v) intercompany Indebtedness amongst the Company and its Subsidiaries and any among any of the Company’s Subsidiaries which Indebtedness is subordinate in right of payment to the Indebtedness evidenced by this Note, (vi) Indebtedness the proceeds of which are used to redeem, repay or otherwise retire the Notes, in whole or in part; provided that in the event such Indebtedness is not used to redeem, repay or retire the Notes in full, such Indebtedness shall rank junior to the Notes in accordance with Section 13(a), and (vii) the Basket Indebtedness.
               (kk) “Permitted Liens” means (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established as reconciled to GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen’s liens, mechanics’ liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens (A) upon or in any equipment (the “Equipment”) acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such Equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such Equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such Equipment, in each case with respect to Indebtedness that has no recourse to the Company’s and its Subsidiaries’ existing assets or properties (other than such Equipment).
               (ll) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.
               (mm) “Principal Markets” means NASDAQ and TSX, and each, individually, a “Principal Market”.

               (nn) “Redemption Notices” means, collectively, the Event of Default Redemption Notices, Change of Control Redemption Notices, and Mandatory Redemption/Conversion Notices and, each of the foregoing, individually, a Redemption Notice.
               (oo) “Redemption Premium” means (i) in the case of the Events of Default described in Section 4(a)(i) — (vi), (ix) — (xi) and
(xiii) — (xv), 125% or (ii) in the case of the Events of Default described in Section 4(a)(vii) — (viii) and (xii), 100%.
               (pp) “Redemption Prices” means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, Option Purchase Price, and Mandatory Redemption Price and, each of the foregoing, individually, a Redemption Price.
               (qq) “Registration Rights Agreement” means that certain registration rights agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes relating to, among other things, the registration of the resale of the Common Shares issuable upon conversion of the Notes and the Junior Notes and exercise of the Warrants.
               (rr) “Required Holders” means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.
               (ss) “SEC” means the United States Securities and Exchange Commission.
               (tt) “Securities Purchase Agreement” means that certain securities purchase agreement dated as of the Subscription Date by and among the Company and the initial holders of the Notes pursuant to which the Company issued the Notes.
               (uu) “Subscription Date” means May 2, 2007.
               (vv) “Successor Entity” means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made, provided that if such Person is not a publicly traded entity whose common shares or equivalent equity security are quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person’s Parent Entity.
               (ww) “TSX” means the Toronto Stock Exchange.
               (xx) “Trading Day” means any day on which the Common Shares is traded on the Principal Markets, or, if the Principal Markets are not the principal trading market for the Common Shares, then on the principal securities exchange or securities market on which the Common Shares is then traded; provided that “Trading Day” shall not include any day on which the Common Shares is scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Shares is suspended from trading during the final hour of trading on any such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

               (yy) “Voting Shares” of a Person means capital shares of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital shares of any other class or classes shall have or might have voting power by reason of the happening of any contingency).
               (zz) “Warrants” has the meaning ascribed to such term in the Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.
          (30) DISCLOSURE. From and after an Effective Registration, upon receipt or delivery by the Company of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 6-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information, relating to the Company or its Subsidiaries, the Company shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.
[Signature Page Follows]

          IN WITNESS WHEREOF, the Company has caused this Amended and Restated Note to be duly executed as of the Issuance Date as of the 16th day of April, 2009.

BELLUS HEALTH INC.
By:	(signed) Mariano Rodriguez
	Name:	Mariano Rodriguez
	Title:	Vice President, Finance and Chief Financial Officer

By:	(signed) David Skinner
	Name:	David Skinner
	Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT I
BELLUS HEALTH INC.
CONVERSION NOTICE
Reference is made to the Amended and Restated Senior Convertible Note (the “Note”) issued to the undersigned by BELLUS Health Inc. (the “Company”). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount (as defined in the Note) of the Note indicated below into Common Shares, without par value (the “Common Shares”) of the Company, as of the date specified below.

Date of Conversion:

Aggregate Conversion Amount to be converted:

Please confirm the following information:

Conversion Price:

Number of Common Shares to be issued:

Please confirm the type of Settlement in effect as of the Date of Conversion:
                          Full Share Settlement                               Net Share Settlement
Is the Variable Price being relied on pursuant to Section 7(d) of the Note? (check one) YES ___ NO ___
Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the Holder of the Note submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person’s affiliates) of a number of Common Shares which exceeds the maximum percentage of the total outstanding Common Shares as determined pursuant to the provisions of Section 3(d)(i) of the Note.
Please issue the Common Shares into which the Note is being converted in the following name and to the following address:

Issue to:

Facsimile Number:

Authorization:

By:

Title:

Dated:

Account Number:

(if electronic book entry transfer)

Transaction Code Number:

(if electronic book entry transfer)

ACKNOWLEDGMENT
          The Company hereby acknowledges this Conversion Notice and hereby directs Computershare Investor Services to issue the above indicated number of Common Shares in accordance with the Transfer Agent Instructions dated [                , 20     ] from the Company and acknowledged and agreed to by Computershare Investor Services.

Bellus Health Inc.
By:
Name:
Title: